Issuer Free Writing Prospectus
May 11, 2006
Filed Pursuant to Rule 433
Registration No. 333-131707
$1,000,000,000
6.250% NOTES DUE MAY 15, 2016
FINAL TERMS AND CONDITIONS

Issuer:	Countrywide Financial Corporation

Issue Ratings:	Baa2/A- (stable/stable)

Type:	SEC Registered Subordinated Notes

Principal Amount:	$1,000,000,000

Trade Date:	May 11, 2006

Settlement Date:	May 16, 2006 (T+3)

Final Maturity:	May 15, 2016

Coupon:	6.250%

Benchmark Treasury:	4.500% February 15, 2016

Benchmark Treasury Price and Yield:	95-00; 5.157%

Spread to Benchmark Treasury:	+113 basis points

Issue Price to Investors:	99.729% plus accrued interest, if any, from May 16, 2006

Issue Yield:	6.287%

Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2006

Day Count Convention:	30 / 360

Redemption Provision:	The subordinated notes may not be redeemed, in whole or in part, prior to maturity

Denominations:	$10,000 x $1,000

Use of Proceeds:
The Issuer anticipates that the net proceeds from the sale of the subordinated notes, before expenses, will be $992,790,000. The Issuer will use the net proceeds from the sale of the subordinated notes for general corporate purposes and may use a portion of such net proceeds to redeem, in whole or in part, their Floating Rate Subordinated Notes due April 1, 2011 that were issued on September 30, 2005. The net proceeds of that issue were used for general corporate purposes. As of May 11, 2006, the Issuer’s Floating Rate Subordinated Notes due April 1, 2011 bore interest at a per annum rate equal to LIBOR plus 0.73%, or approximately 5.72% per annum, and had an outstanding balance of $500,000,000.

CUSIP:	[ ]

Joint Book-Running Managers:	Banc of America Securities LLC

J.P. Morgan Securities Inc.

Joint Lead Manager:	Countrywide Securities Corporation

Co-Managers:	Barclays Capital Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Wachovia Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.
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